# Profit and Loss Projections - 5 Year

*This spreadsheet contains forward looking projections which cannot be guaranteed.

| | Notes | Current - Jan 1 - June 30, 2020 | 2019 Total | 2020 Projected | 2021 Projected | 2022 Projected | 2023 Projected | 2024 Projected |
|---|---|---|---|---|---|---|---|---|
| **Income** | | | | | | | | |
| **Production Sales - Sheridan Printing** | Acquired - June, 2020 | 0.00 | 0.00 | 120,000.00 | 280,000.00 | 308,000.00 | 338,800.00 | 372,680.00 |
| **Production Sales - Twin M License** | Acquired - July, 2020 | | 0.00 | 160,000.00 | 200,000.00 | 220,000.00 | 242,000.00 | 266,200.00 |
| **Online Sales - America as Folk** | | 578.26 | 99.65 | 2,000.00 | 2,000.00 | 2,200.00 | 2,420.00 | 2,662.00 |
| **Online Sales - King Ropes License** | | 35,854.89 | 664.09 | 80,000.00 | 140,000.00 | 154,000.00 | 169,400.00 | 186,340.00 |
| **Online Sales - SURF** | | 49,895.75 | 12,403.47 | 120,000.00 | 120,000.00 | 132,000.00 | 145,200.00 | 159,720.00 |
| **Production Sales - Casper** | | 30,955.35 | 80,646.77 | 75,000.00 | 160,000.00 | 176,000.00 | 193,600.00 | 212,960.00 |
| **Production Sales - Cheyenne** | | 2,662.82 | 142,648.49 | 50,000.00 | 200,000.00 | 220,000.00 | 242,000.00 | 266,200.00 |
| **Production Sales - Cody** | | 44,920.46 | 112,817.00 | 120,000.00 | 140,000.00 | 154,000.00 | 169,400.00 | 186,340.00 |
| **Production Sales - Powell** | | 10,784.41 | 85,055.09 | 20,000.00 | 20,000.00 | 22,000.00 | 24,200.00 | 26,620.00 |
| **Production Sales - Sheridan** | 20-30% Annual Growth Projections | 1,071,225.23 | 1,924,906.80 | 2,000,000.00 | 2,400,000.00 | 2,880,000.00 | 3,744,000.00 | 4,867,200.00 |
| **Retail Sales - Casper** | | 17,253.97 | 119,420.01 | 50,000.00 | 50,000.00 | 55,000.00 | 60,500.00 | 66,550.00 |
| **Retail Sales - Cheyenne** | | 14,352.11 | 46,940.91 | 40,000.00 | 40,000.00 | 44,000.00 | 48,400.00 | 53,240.00 |
| **Retail Sales - Cody** | | 96,099.17 | 275,601.78 | 220,000.00 | 220,000.00 | 242,000.00 | 266,200.00 | 292,820.00 |
| **Retail Sales - Powell** | | 31,502.29 | 101,144.17 | 80,000.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| **Retail Sales - Sheridan** | | 168,541.35 | 541,286.75 | 300,000.00 | 500,000.00 | 550,000.00 | 605,000.00 | 665,500.00 |
| **Total Income** | | $ 1,574,626.06 | $ 3,443,634.98 | $3,437,000.00 | $4,472,000.00 | $5,159,200.00 | $6,251,120.00 | $7,625,032.00 |
| | | | | | | | | |
| **Cost of Goods Sold - Production/Retail** | | $ 528,208.58 | $ 1,376,621.27 | $1,300,000.00 | $1,796,000.00 | $2,063,680.00 | $2,500,448.00 | $3,050,012.80 |
| | | | | | | | | |
| **Licensing** | | $ 93.00 | $ 477.94 | | | | | |
| **Supplies and Materials** | | | | | | | | |
| **Embroidery Costs** | | 7,873.60 | 75.60 | | | | | |
| **Framing Cost** | | 89.28 | 0.00 | - | - | - | | |
| **Gunold** | | 3,429.22 | 9,391.67 | | | | | |
| **Midwest Embroidery Supply** | | 3,606.63 | 13,234.59 | | | | | |
| **Paper Printing** | | -143.33 | 13,504.17 | | | | | |
| **Screenprinting Costs** | | 11,467.53 | 14,443.54 | | | | | |
| **Sign Costs** | | 1,619.54 | $ 50,649.57 | | | | | |
| **Total Supplies and Materials** | | $ 27,942.47 | $ 101,299.14 | $68,000.00 | $68,000.00 | $68,000.00 | $68,000.00 | $68,000.00 |
| **Total Cost of Goods Sold** | | $ 556,244.05 | $ 1,478,398.35 | $1,368,000.00 | $1,864,000.00 | $2,131,680.00 | $2,568,448.00 | $3,118,012.80 |
| **Gross Profit** | | $ 1,018,382.01 | $1,965,236.63 | $2,069,000.00 | $2,608,000.00 | $3,027,520.00 | $3,682,672.00 | $4,507,019.20 |
| | | | | | | | | |
| **Expenses** | | | | | | | | |
| **Advertising** | | 3,712.14 | 16,974.50 | | | | | |
| **Facebook Ads** | | 5,688.53 | 11,519.92 | | | | | |
| **Newspaper Ads** | | 225.00 | 2,898.00 | | | | | |
| **Total Advertising** | | $ 9,625.67 | $ 31,392.42 | $60,000.00 | $90,000.00 | $120,000.00 | $120,000.00 | $120,000.00 |
| **Bank Charges** | | 409.04 | | | | | | |
| **Credit Processing Fees** | | 474.25 | 2,242.75 | | | | | |
| **Total Bank Charges** | | $ 883.29 | 2,242.75 | 2,467.03 | 2,713.73 | 2,985.10 | 3,283.61 | 3,611.97 |
| **Computer & Internet** | | 9,580.91 | 12,676.65 | 13,944.32 | 15,338.75 | 16,872.62 | 18,559.88 | 20,415.87 |
| **Contract Employment** | | 5,375.00 | 6,533.00 | 7,186.30 | 7,904.93 | 8,695.42 | 9,564.97 | 10,521.46 |
| **Custom Patches Dot Nettom** | | 0.00 | 0 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| **Donations** | | 4,101.73 | 0 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| **Dues & Subscriptions** | | 9,151.13 | 10,289.74 | 11,318.71 | 12,450.59 | 13,695.64 | 15,065.21 | 16,571.73 |
| **Employee Training** | | 528.18 | 1,086.21 | 1,194.83 | 1,314.31 | 1,445.75 | 1,590.32 | 1,749.35 |
| **Freight & Delivery** | | 25,372.88 | 69,837.80 | 76,821.58 | 84,503.74 | 92,954.11 | 102,249.52 | 112,474.48 |
| **Insurance** | | | | | | | | |
| **Life** | | 462.46 | 784.12 | 862.53 | 948.79 | 1,043.66 | 1,148.03 | 1,262.83 |
| **Property** | | 4,449.76 | 7,473.95 | 8,221.35 | 9,043.48 | 9,947.83 | 10,942.61 | 12,036.87 |
| **Total Insurance** | | $ 4,912.22 | 8,258.07 | 9,083.88 | 9,992.26 | 10,991.49 | 12,090.64 | 13,299.70 |
| **Interest Expense/Debt Service** | | 23,306.82 | 69,470.68 | 90,480.00 | 91,500.00 | 146,000.00 | 142,000 | 615,000 |

| | | | | | | | |
|---|---|---:|---:|---:|---:|---:|---:|
| **Legal & Professional Fees** | | | | | | | |
| Accounting Services | | 7,172.05 | 8,795.52 | | | | |
| Design Services | | 196.42 | 642.40 | | | | |
| Legal Services | | 2,921.00 | 6,612.00 | | | | |
| Digitizing Services | | - | 1,394.00 | | | | |
| **Total Legal & Professional Fees** | | $ 10,289.47 | $ 25,701.99 | 20,000.00 | 20,000.00 | 20,000.00 | 20,000.00 | 20,000.00 |
| **Meals and Entertainment** | | 1,320.44 | 2,588.71 | | | | |
| **Office Expenses** | | | 370.85 | | | | |
| Furniture | | 737.48 | 3,433.54 | | | | |
| **Total Office Expenses** | | $ 737.48 | $ 3,804.39 | 4,184.83 | 4,603.31 | 5,063.64 | 5,570.01 | 6,127.01 |
| **Payroll** | | | | | | | |
| Employee Benefits | | - | 2,258.71 | | | | |
| Officer Wages | | 46,249.98 | 88,333.32 | | | | |
| Payroll Taxes | | 37,855.58 | 89,436.84 | | | | |
| Wages | | 373,078.65 | 900,099.78 | | | | |
| Workers Compensation Expense | - | | 12,977.96 | | | | |
| **Total Payroll** | | $ 457,184.21 | $ 1,093,106.61 | 962,360.00 | 1,252,160.00 | 1,444,576.00 | 1,562,780.00 | 1,753,757.36 |
| **Payroll Expenses** | | | | | | | |
| Company Contributions | | | | | | | |
| Retirement | | 2,115.45 | 5,478.69 | | | | |
| **Total Company Contributions** | | $ 2,115.45 | $ 5,478.69 | 4,811.80 | 6,260.80 | 7,222.88 | 7,813.90 | 8,768.79 |
| **Total Payroll Expenses** | | $ 2,115.45 | $ 5,478.69 | $ 4,811.80 | $ 6,260.80 | $ 7,222.88 | $ 7,813.90 | 8,768.79 |
| **QuickBooks Payments Fees** | | 10.00 | | | | | |
| **Reimbursements** | | 4,146.28 | 4,968.14 | | | | |
| **Rent or Lease** | | | | | | | |
| Building | | 101,199.02 | 200,185.34 | | | | |
| **Total Rent or Lease** | Reduced by $3,800/mo | $ 101,199.02 | $ 200,185.34 | 152,000.00 | 152,000.00 | 152,000.00 | 152,000.00 | 152,000.00 |
| **Repair & Maintenance** | | 95.71 | 286.85 | | | | |
| Office and Window Cleaning | | 2,042.00 | 1,969.00 | | | | |
| Office Maintenance | | 4,706.43 | 12,453.01 | | | | |
| Remodel Expense | | 11,780.28 | 28,780.22 | | | | |
| Snow Removal | | 1,990.00 | 715.37 | | | | |
| Vehicles | | 377.53 | 1,392.61 | | | | |
| **Total Repair & Maintenance** | | $ 20,991.95 | $ 45,597.06 | 50,156.77 | 55,172.44 | 60,689.69 | 66,758.66 | 73,434.52 |
| **Royalty Expense** | | 4,662.90 | 5,700.00 | | | | |
| **Staff Award** | | 510.50 | 912.22 | | | | |
| **Supplies** | | 29,423.83 | 65,634.09 | | | | |
| **Taxes & Licenses** | | | 2,416.58 | | | | |
| Annual Business Licenses | | 798.23 | 1,228.86 | | | | |
| Property Tax | | 2,159.41 | 8.50 | | | | |
| Sales Tax Paid | | 23,222.10 | 73,287.42 | | | | |
| **Total Taxes & Licenses** | | $ 26,179.74 | $ 76,941.36 | $ 84,635.50 | $ 93,099.05 | $ 102,408.95 | $ 112,649.85 | 123,914.83 |
| **Telephone** | | | | | | | |
| Cell Phone | | 1,761.19 | 3,429.43 | | | | |
| **Total Telephone** | | $ 1,761.19 | $ 3,429.43 | | | | |
| **Travel** | | 4,067.87 | 6,788.22 | | | | |
| **Unapplied Cash Bill Payment Expense** | | 1,811.30 | 0.00 | | | | |
| **Uncategorized Expense** | | 21,198.04 | 365.41 | | | | |
| **Utilities** | | | | | | | |
| Internet Service | | 6,207.14 | 12,636.81 | | | | |
| Power & Gas | | 6,893.27 | 9,019.73 | | | | |
| Sirius Radio | | 175.95 | 407.87 | | | | |
| Water | | 2,915.46 | 2,214.95 | | | | |
| **Total Utilities** | | $ 16,191.82 | $ 24,644.77 | | | | |
| **Total Expenses** | | $ 796,639.32 | $ 1,777,633.75 | $ 1,550,645.53 | $ 1,899,013.91 | $ 2,205,601.30 | $ 2,351,976.56 | 3,051,647.07 |
| **NET OPERATING INCOME** | | $ 221,742.69 | $ 187,602.88 | $ 518,354.47 | $ 708,986.09 | $ 821,918.70 | $ 1,330,695.44 | 1,455,372.13 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Other Income** | | | | | | | |
| Dividend Income | | 246.30 | | | | | |
| Gain/Loss from BHD Homes | | -11,041.00 | | | | | -11,041.00 |
| Gain/Loss from Shirty Words | | -1,820.00 | | | | | |
| Gain/Loss on Investments | | -7,773.81 | | | | | |
| Gain/Loss on Sale of Asset | | -10,066.61 | | | | | |
| Interest Earned | | 46.32 | | | | | |
| Other Income | | 5,000.00 | | | | | |
| EIDL Grant | 10,000.00 | | | | | | |
| Gain/Loss on Sale of Frame Shop | 45,612.80 | | | | | | |
| **Total Other Income** | **$ 55,612.80** | **-$ 25,408.80** | **$ 0.00** | **$ 0.00** | **$ 0.00** | **$ 0.00** | **-$ 11,041.00** |
| **Other Expenses** | | 22,008.33 | | | | | |
| Amortization Expense | | 261,963.63 | 98,000.00 | 98,000.00 | 98,000.00 | 98,000.00 | 98,000.00 |
| Depreciation Expense | | **$ 283,971.96** | 129,000.00 | 129,000.00 | 129,000.00 | 129,000.00 | |
| **Net Other Income** | | **-$ 309,380.76** | **-$ 129,000.00** | **-$ 129,000.00** | **-$ 129,000.00** | **-$ 129,000.00** | **-$ 11,041.00** |
| **Net Income** | **$ 277,355.49** | **-$ 121,777.88** | **$ 389,354.47** | **$ 579,986.09** | **$ 692,918.70** | **$ 1,201,695.44** | **$ 1,444,331.13** |
| **Free Cash Flow** | **$658,000.00** | **$420,000.00** | **$777,000.00** | **$1,356,986.09** | **$2,049,904.80** | **$3,251,600.24** | **$4,695,931.37** |